Jeff A. Zadoks Senior Vice President Chief Financial Officer (314) 644-7612 jeff.zadoks@postholdings.com

March 08, 2017

VIA EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-4628

Attention:	Karl Hiller,
Branch Chief, Office of Natural Resources

Re:	Post Holdings, Inc.
Form 10-K for the Fiscal Year ended September 30, 2016
Filed November 18, 2016
Form 8-K, Filed November 17, 2016
Response Letter dated February 21, 2017
File No. 001-35305

Dear Mr. Hiller:

I am writing this letter on behalf of Post Holdings, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated March 2, 2017 regarding the above-referenced Form 10-K, Form 8-K and Reponse Letter filed by the Company.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 8-K, Filed November 17, 2016

Exhibit 99.1 - Fourth Quarter and Full Year Earnings Press Release

1.
We note your response to prior comment 2, proposing to add disclosure clarifying that variations of EBITDA, as described on page 11, are used only in your financing documents and covenants, and do not affect the Adjusted EBITDA and segment Adjusted EBITDA non GAAP measures presented in the earnings release. You explain that this variation of EBITDA disclosure is to inform investors that you use an alternate form of EBITDA in your financing documents and covenants. You state that you have provided investors in debt offerings with alternate measures of Adjusted EBITDA. If this is the case, you should revise your disclosures to utilize different labels that clearly distinguish each measure from the others. If you have referenced the alternate measures because they are material, also explain why you have not disclosed the other measures, along with the covenants and an analysis, so that readers may understand the extent to which you have either complied or not complied with your covenants and the implications. If you do not consider the alternate measures and covenants to be material, revise your disclosure to focus more clearly on the non GAAP measures that are being disclosed.

POST HOLDINGS, INC.
2503 S. HANLEY ROAD, ST. LOUIS, MO 63144-2503
314 644 7600 314 646 3367 WWW.POSTHOLDINGS.COM

U.S. Securities and Exchange Commission
March 8, 2017

The disclosure you provide to address Item 10(e)(1)(i)(D) of Regulation S-K should reflect any additional purposes for which the non GAAP measure that you disclose are utilized, rather than other measures which are not presented.

Response:

We acknowledge the Staff’s comment concerning the Company’s disclosure of Adjusted EBITDA as a non-GAAP measure. In our Form 8-K filing on November 17, 2016, we referenced alternative measures of EBITDA based on our interpretation of the disclosure requirements of Item 10(e) of Regulation S-K not because we believe the alternative measures were material to the disclosures made in the Form 8-K. In future filings, we will revise our disclosures to utilize a different label to distinguish between alternate forms of EBITDA. Additionally, in future filings we will revise our non-GAAP disclosures to describe only the non-GAAP measures being disclosed in the particular filing.

2.
We note your response to prior comment 2, explaining that you only present sales and volume data on a “comparable basis” as defined in the earnings release, to provide investors with a historical reference giving effect to completed acquisitions or divestitures as if owned or not owned for the entire period referenced. You further acknowledge that the information presented on a “comparable basis” is essentially hypothetical or pro forma and is not a non-GAAP financial measure. Please revise your presentation to label it as pro forma rather than comparable, and to include a table showing adjustments for all acquisitions and divestitures, on a disaggregated basis, that affect the pro forma sales and volumes for each period presented.

Response:

We acknowledge the Staff’s comment concerning the Company’s use of the term “comparable basis.” In future earnings releases we will discontinue using the term “comparable basis” and label this metric as “pro forma.” Additionally, we will provide a table showing adjustments for all acquisitions and divestitures, on a disaggregated basis, that affect the pro forma sales and volumes for each period presented. Further, we will disclose the fact that the pro forma sales and volumes have not been prepared in accordance with the requirements of Article 11 of Regulation S-X.

3.
We have read the additional disclosure that you have proposed in response to prior comment 3, including a reconciliation between your GAAP diluted loss per share and non-GAAP adjusted net earnings per share. Please further revise footnote (1) to describe your approach in calculating the first adjustment, indicating whether it represents the effect of the change in shares relative to the GAAP measure, before considering other adjustments, or the residual non-GAAP measure, after considering other adjustments; and similarly indicate whether the other adjustments are based on the shares utilized for GAAP purposes or the shares utilized for your non-GAAP measure when the number of shares differ, as when the two measures are not both positive or both negative.

Response:

We respectfully acknowledge the staff’s comment concerning the Company’s reconciliation between GAAP diluted loss per share and non-GAAP adjusted net earnings per share. We will further revise footnote (1) to describe that the first adjustment represents the effect of the change in shares after consideration of the other adjustments. Additionally, we will indicate that the other adjustments are based on the shares utilized for the non-GAAP measure when the number of shares differ.

I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact me

U.S. Securities and Exchange Commission
March 8, 2017

at 314-644-7612 (jeff.zadoks@postholdings.com) or Diedre J. Gray, General Counsel, at 314-644-7622 (diedre.gray@postholdings.com).

Sincerely,
Jeff A. Zadoks
SVP and Chief Financial Officer